Exhibit 99.4

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NICE Actimize
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cindy.morgan-olson@actimize.com

Florence V. Heynard
NICE Actimize
+852 2598 3831
florence.heynard@actimize.com

Investors:
Marty Cohen
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Anat Earon-Heilborn
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NICE Systems Ltd.
ir@nice.com

NICE Actimize’s Anti-Money Laundering Solutions Selected by
Indonesia’s PT Bank Central Asia Tbk (BCA)

Actimize Suspicious Activity Monitoring and Watch List Filtering solutions, with unique support for Asian languages, will provide real-time screening and transaction monitoring of 12 million accounts for leading
Indonesian bank

NEW YORK – March 18, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the Actimize Anti-Money Laundering (AML) Suspicious Activity Monitoring and Watch List Filtering solutions were selected by Indonesia’s leading commercial bank, PT Bank Central Asia Tbk (BCA), to provide transaction monitoring and client screening functionality for its more than 950 branch offices. Regulatory pressures, combined with the fact that the bank was using a previously installed transaction monitoring system that did not cover the full range of the bank’s product offerings, resulted in the bank’s creation of a new anti-money laundering strategy and the adoption of these key components of Actimize’s Anti-Money Laundering (AML) suite. Upon completion, the software system is expected to monitor 12 million accounts throughout Indonesia.

NICE Actimize’s AML solutions were chosen by the bank, with support by IT solutions provider Q2 Technologies (subsidiary of Anabatic Technologies), to fulfill business needs that included flexibility, a consolidated view of alerts, and real-time transaction and customer screening. BCA will leverage NICE Actimize’s anti-money laundering platform and solutions to address a variety of regulatory requirements with a single enterprise-wide solution for multiple business units and regulatory jurisdictions.

“At BCA, we worked closely with NICE Actimize and Q2 Technologies to develop an effective and rapid deployment strategy for integrating Actimize solutions with our existing applications. The main objectives are to fully comply with regulatory requirements and to move from a manual to a fully updated real-time monitoring capability,” said Endra Halim, Group Head Core Application Management, BCA. “It is important for our bank to be seen as an early adopter of an automated system in our region, and we feel this strong direction will give us a competitive advantage in the marketplace.”

The Actimize Suspicious Activity Monitoring solution will provide the bank with end-to-end coverage to identify and report suspicious transactions related to money laundering and terrorist financing. NICE Actimize’s Watch List Filtering solution will provide enterprise-wide, multi-jurisdictional, and multi-business unit coverage for screening customers and transactions against sanction, PEP, and internal lists.

The solution’s unique 4th-generation analytics offer effective multi-cultural name filtering, including unique support for Asian languages, intelligent risk-based scoring, and real-time interdiction for potential sanctions. All of NICE Actimize’s AML solutions are built on an integrated core risk platform, with data sharing across solutions, providing rapid deployment and lower total cost of ownership.

“Our global experience, which includes significant familiarity with the requirements of the APAC region, in helping financial institutions develop and execute enterprise-wide anti-money laundering programs allows clients, like BCA, to develop market-leading strategies that address changing regulatory and technical requirements,” said Amir Orad, President and CEO of NICE Actimize. “The breadth and flexibility of our technology, including specialized 4th-generation analytics, when combined with the benefits of our enterprisewide platform, meet the demands of a multi-cultural environment and will support BCA’s rollout of new products and entry to new markets.”

“We are pleased to have been selected by BCA to implement the Actimize Suspicious Activity Monitoring and Watch List Filtering solutions,” said Sumarto Santosa, Director of Q2 Technologies. “We believe that the solution we are implementing will enable the bank to establish an effective transaction monitoring and customer screening strategy that will allow them to continuously adapt to changing business requirements and remain ahead of the competition.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

About PT Bank Central Asia Tbk
BCA is one of Indonesia’s leading commercial banks with core focus on transactional banking business providing loan facilities to consumer, SME, commercial and corporate segments. Today BCA handles more than 11 million customer accounts serviced by its extensive network of 966 branches, 10,487 ATMs and more than 100,000 EDCs as well as internet & mobile services.

About Q2
Q2 Technologies is a premier provider of IT security solutions to businesses, to help them to protect their valuable assets and secure financial risk. Q2 Technologies is continuously building trust with its customers, proving it to be a company that can be counted on to bring experience, innovation and programme integrity, leading to success. In order to deliver a world-class service, we have developed our resources and a strong relationship with premier technology partners. As an organisation, Q2 considers both employee satisfaction and top-quality customer services as paramount, and we believe that the former drives the latter. Our goal is to help firms to secure their enterprise and offer solutions which match precisely the business needs, delivering a return on investment and ensuring compliance. (www.q2.co.id)